Exhibit 99.1

Sapiens Releases Latest Version of CoreSuite for Property & Casualty for Enhanced Performance, Security and Efficiency

Version 12.0 reflects Sapiens’ investment strategy and tech advancements to support the diverse needs of insurers across all personal and commercial lines of business

Rochelle Park, NJ, August 27, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the launch of its latest version of Sapiens CoreSuite for Property & Casualty for the North American insurance market.

The new release delivers insurers a multitude of functional and performance improvements, as well as enhanced security features. V12.0 is an integral part of Sapiens Insurance Platform, a future-proof, AI-based, open and integrated platform. The release fully supports the platform’s digital persona layer and expands the robust core business capabilities. The release is available to all North American CoreSuite P&C customers.

“This latest release accelerates the pace of innovation and value delivery to our customers,” said Roni Al-Dor, Sapiens President and CEO. “We’ve improved the consistency of our data, to help insurers leap the hurdles of data migration and ensure their data is consistent and AI-ready. The value-added enhancements of the new version reflect our long-term strategy to leverage corporate investments in support of our customers.”

The new release significantly improves efficiency of billing, database storage for policy and billing, and customer synchronization implementation. The release also increases the functionality of Sapiens’ powerful formula capabilities, syncing seamlessly with Sapiens ClaimsPro for Property & Casualty, Sapiens PolicyPro, and Sapiens BillingPro. These enhancements further improve the efficiency, ease of use, and automation of the platform. Enhancements to ClaimsPro include the introduction of reporting tables to enable near real-time reporting, augmented deductible tracking capabilities, extended notes capabilities for sent or received correspondence, and enhanced Hi-Marley™ text support for when a case is re-assigned. These enhancements allow for rapid access to claims data from any reporting tool or system, and significantly improve the overall claims customer experience.

Sapiens CoreSuite for Property & Casualty is a truly integrated suite to address all North American P&C insurer needs, including policy administration, billing, and claims. The solution empowers P&C insurers to quickly adjust to market and regulatory changes, evolving customer expectations, natural catastrophes and the constant emergence of new competitors, by including automated decision, reinsurance, data & analytics and digital applications for a completely modernized landscape.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success. Visit our website at www.sapiens.com

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com